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                     November 16, 2022

       Yang Hu
       Chief Financial Officer
       Yalla Group Ltd
       #238, Building 16
       Dubai Internet City
       PO Box 50913
       Dubai, United Arab Emirates

                                                        Re: Yalla Group Ltd
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed on April 25,
2022
                                                            File No. 001-39552

       Dear Yang Hu:

              We issued comments on the above captioned filing on September 22, 2022. On October
       26, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352, or Kathryn
       Jacobson, Senior Staff Accountant, at 202-551-3365, with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology